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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       COMMISSION FILE NUMBER: 001-12159

                           HALTER MARINE GROUP, INC.
             (Exact name of registrant as specified in its charter)

                        C/O FRIEDE GOLDMAN HALTER, INC.
                          13085 INDUSTRIAL SEAWAY ROAD
                          GULFPORT, MISSISSIPPI  39503
                           TELEPHONE: (228) 896-0029
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (AND RELATED PREFERRED STOCK PURCHASE RIGHTS)
                 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2004
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)     [x]   Rule 12h-3(b)(1)(i)      [x]
     Rule 12g-4(a)(1)(ii)    [ ]   Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)     [ ]   Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)    [ ]   Rule 12h-3(b)(2)(ii)     [ ]
                                   Rule 15d-6               [ ]

     APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE CERTIFICATION OR NOTICE
DATE:

None; however, the 4 1/2% Convertible Subordinated Notes due 2004 have been assumed by Friede Goldman Halter, Inc. (formerly known as Friede Goldman International Inc.)
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Halter
Marine Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Dated:   November 3, 1999

                                    HALTER MARINE GROUP, INC.



                                    By:  /s/ Rick S. Rees
                                         ---------------------------------
                                           Rick S. Rees
                                           Executive Vice President
                                            and Chief Financial Officer